Exhibit (d)(1)

FORM OF COMMITMENT AGREEMENT

August 31, 2004

Vsource, Inc.

7855 Ivanhoe Avenue, Suite 200

LaJolla, California 92037

Re:    Exchange Offer and Related Transactions

Ladies and Gentlemen:

This Commitment Letter Agreement (the “Agreement”) will confirm the agreement among the undersigned (the “Stockholder”) and Vsource, Inc., a Delaware corporation (the “Company”).

We understand that (a) the Company intends to transfer its entire ownership interest in Vsource Asia Berhad, formerly Vsource (Malaysia) Berhad (“Vsource Asia”), to a new wholly owned subsidiary of the Company incorporated in the British Virgin Islands (“Asia Holding Co.”) and to offer each holder of the Company’s Series 1-A, 2-A and 4-A Preferred Stock (the “Preferred Stock” and each holder of Preferred Stock, a “Preferred Stockholder”) the opportunity to exchange (the “Exchange Offer”) such Preferred Stock for common shares of Asia Holding Co. (the “Transaction”) and (b) in connection with the completion of the Transaction, Symphony House Berhad (“Symphony”) intends to (i) offer to purchase, for cash and upon the occurrence of certain conditions, all of the common shares of Asia Holding Co. (the “Symphony Offer”) and (ii) grant to the holders of the common shares of Asia Holding Co. the right to purchase, on a pro rata basis, up to 47,906 shares of the ordinary shares of Vsource Asia that Symphony owns (together with the Symphony Offer, the “Offer”), representing approximately 16.5% of the total outstanding shares of Vsource Asia. The Transaction and the Offer are further described in a Preliminary Information Statement which has been filed with the SEC (the “Information Statement”), a copy of which has been provided to the Stockholder.

1.        Agreement to Tender and Terminate Agreements.  So long as each of the Conditions (defined below) are satisfied, to the reasonable satisfaction of the Stockholder, the Stockholder agrees that in connection with the Transaction and the Offer, the Stockholder will (i) exchange all of the Preferred Stock that it owns for shares of Asia Holding Co., pursuant to the Exchange Offer[, and (ii) sell to Symphony all of the common shares of Asia Holding Co. that the undersigned receives as a result of its participation in the Exchange Offer; provided that the Stockholder reserves the right to purchase its pro rata portion of the ordinary shares of Vsource Asia offered by Symphony.]1 Furthermore, the Stockholder hereby consents to the Transaction and consents to the termination, effective and conditional upon completion of the Transaction, of (x) the Stockholders Agreement, dated as of October 25, 2002, between the Company and certain stockholders (including the Stockholder) and the Registration Rights Agreement, dated October 25, 2002, among the Company and certain stockholders (including the Stockholder) (collectively, the “Existing Agreements”). The Existing Agreements shall automatically and without any further action of the Stockholder, terminate upon the completion of the Transaction.

2.        Conditions To Obligations Of Stockholder.  The obligations of Stockholder as set forth in Section 1 above shall be subject to the satisfaction of each of the following conditions (collectively, the “Conditions”), any of which may be waived by Stockholder:

(a)        the exchange ratios used in the Exchange Offer shall be 6.639 shares of Asia Holding Co., for each share of Series 1-A Preferred Stock, 17.818 shares of Asia Holding Co. for each share of Series 2-A Preferred Stock and 5,059.217 shares of Asia Holding Co. for each share of Series 4-A Preferred Stock;

(b)        The cash purchase price in the Offer is $0.158 in cash for each share of Asia Holding Co. and the Offer shall not have been revoked or withdrawn for any reason;

1 This clause (ii) is not included in the Commitment Letters executed by Dennis Smith and John Cantillon.

(c)        Holders of a majority of the shares of each of the Vsource Series 1-A, Series 2-A and Series 4-A Preferred Stock, each voting as a separate class, shall have agreed that the Transaction, including the Company’s contribution of 100% of its ownership interest in Vsource Asia to Asia Holding Co., as well as the exchange by holders of Vsource Preferred Stock for shares of common stock of Asia Holding Co., shall not be deemed a liquidation;

(d)        The holders of at least 51% of the outstanding Series 4-A Preferred Stock shall have agreed to cause any shares of Series 4-A Preferred Stock that are not exchanged for shares of Asia Holding Co. to be converted into Vsource common stock and therefore extinguish the Series 4-A Preferred Stock’s put right;

(e)        The holders of at least 51% of the outstanding shares of each class of Preferred Stock shall have elected to exchange their Preferred Stock for shares of Asia Holding Co. in the Exchange Offer;

(f)        The holders of at least 75% of the common stock of Asia Holding Co. shall have agreed to tender their common shares of Asia Holding Co. to Symphony;

(g)        The Company shall have obtained:

•	approval of the Malaysian Securities Commission for the sale of its shares of Vsource Asia to Asia Holding Co. pursuant to the Malaysian Securities Commission Act 1993, and

•	a waiver from the Malaysian Securities Commission from the requirement for Asia Holding Co. to make a general offer for the remaining shares of Vsource Asia pursuant to the Take-Over Code;

(h)        (x) Symphony and the Stockholder shall have entered into a binding sale and purchase agreement pursuant to which Symphony will be obligated to purchase, and the Stockholder will be obligated to sell, all of the common stock owned by the Stockholder for $0.50 per share and all warrants dated November 21, 2002 owned by the Stockholder for $0.25 per warrant, and (y) all conditions to the closing of such transaction, other than the completion of the Exchange Offer and the Symphony Offer, shall have been satisfied.

(i)        All other regulatory, governmental, administrative, and other third party consents or approvals necessary for the consummation of the Transaction and the Offer shall have been obtained;

(j)        There shall not have occurred a breach of any covenant, representation or warranty of the Company provided in Section 6; and

(k)        There shall not have occurred or become known to the Stockholder any event, development or circumstance that has caused or could reasonably be expected to cause a Material Adverse Effect (as defined below), or that has or could reasonably be expected to have a material adverse effect on the Transaction or the Offer.

For purposes of this Agreement, “Material Adverse Effect” shall mean any change, event, occurrence, effect, or state of facts that, individually, or aggregated with other such matters, is materially adverse to or otherwise could reasonably be expected to materially and adversely affect the business, assets (including intangible assets), properties, condition (financial or otherwise), or results of operations of Symphony or the Company, or Symphony’s or the Company’s ability to take the actions required for the completion of the Transaction and the Offer.

3.        Restriction On Disposition Of Vsource Capital Stock.  Stockholder hereby agrees that, from the date hereof until the earlier of (a) November 30, 2004 and (b) the completion of the Transaction (such period being the “Term”), Stockholder will not make, offer to make, agree to make, or suffer any Disposition of his, her or its Preferred Stock or any interest therein.

The restrictions contained in this Section 3:

(i)        shall not apply to (x) if the Stockholder is a natural person, (A) a Disposition under Stockholder’s will or pursuant to the laws of descent and distribution, or (B) a gift by Stockholder to an immediate family member (i.e., a spouse, child, parent, grandparent or sibling) or a family trust for the benefit of immediate family member(s) and (y) if the Stockholder is not a natural person, a Disposition to an affiliate or a subsidiary of the Stockholder; so long as, in each case, the transferee(s) deliver to the Company an executed written instrument agreeing to be bound by the terms of this Agreement as if such transferee(s) were Stockholder; and

(ii)        shall cease to apply (x) upon the occurrence of any event, development or circumstance that has caused or could reasonably be expected to cause a Material Adverse Effect (as defined below), or that has or could reasonably be expected to have a material adverse effect on the Transaction or the Offer, (y) if proceedings to accomplish the Company’s liquidation, bankruptcy, insolvency or receivership are initiated and continued for thirty (30) days, or (z) if an order, injunction, decree or judgment of any court or other governmental authority has been issued to restrain, enjoin or otherwise prohibit the consummation of the Transaction or the Offer, or make such consummation illegal, and such order, injunction, decree or judgment is not revoked, reversed or annulled within thirty (30) days.

For purposes of this Agreement, “Disposition” shall mean any sale, exchange, assignment, gift, pledge, mortgage, hypothecation, transfer or other disposition or encumbrance of all or any part of the rights and incidents of ownership of Preferred Stock, including the right to vote, and the right to possession of Preferred Stock as collateral for indebtedness, whether such transfer is outright or conditional, or for or without consideration.

4.        Non-Interference.  Stockholder hereby agrees that, during the Term, Stockholder will not (i) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or would result in a breach by Stockholder of its obligations under this Agreement, or (ii) enter into any agreement or understanding with any person, the effect of which would be inconsistent with or violative of any provision contained in this Agreement.

5.        Covenants, Representations And Warranties Of Stockholder.  Stockholder hereby represents and warrants to, and agrees with, the Company as follows:

(a)        The signature page to this Agreement lists all of the Preferred Stock, Company common stock and options and warrants to acquire Company common stock owned by Stockholder. Stockholder is the sole record and beneficial owner of that number of shares of Preferred Stock set forth on the signature page hereto (other than to the extent that (i) shares held by an entity may be deemed to be beneficially owned by certain persons in control of such entity and (ii) all or a portion of Stockholder’s shares may be held by a broker in street name). Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in this Agreement, sole power of disposition, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Preferred Stock, with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement;

(b)        Stockholder (if not a natural person) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the power and authority (corporate or otherwise) and full legal right to execute and deliver this Agreement and perform its obligations hereunder. Stockholder (if a natural person) has the requisite legal capacity and competency, and the full legal right to execute and deliver this Agreement and perform his or her obligations hereunder. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding agreement enforceable against Stockholder in accordance with its terms except (i) as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors’ rights, and (ii) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought;

(c)        Except for filings, authorizations, consents and approvals as may be required under the Securities Act and the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any state or federal governmental authority, or any other person, is necessary for the execution of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby, and (ii) none of the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby or compliance by Stockholder with any of the provisions hereof will (A) conflict with or result in any breach of the organizational documents of Stockholder (if not a natural person), (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, agreement or other instrument or obligation of any kind to which Stockholder is a party or by which Stockholder or any of his, her or its properties or assets may be bound, or (C) violate any order, writ, injunction, decree, judgment, statute, role or regulation applicable to Stockholder or any of his, her or its properties or assets; except, in the case of clauses (B) and (C), for violations, breaches and defaults that, individually and in the aggregate, would not materially impair the ability of the Stockholder to perform its obligations hereunder;

(d)        Stockholder owns his, her or its Preferred Stock free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, or any other encumbrances whatsoever, except for (i) any such matters arising hereunder and (ii) bona fide pledges of such shares as security for obligations owed to the Company; provided, however, in the event that the Company acquires any interest in all or any of such shares, including, without limitation, legal or beneficial ownership thereof or any voting rights with respect thereto, whether through foreclosure or otherwise, the Company hereby agrees to be bound by the terms of this Agreement with respect to such shares as if it were the Stockholder;

(e)        Stockholder will acquire shares of Asia Holding Co. for their sole benefit and account, for investment purposes only and not with a view to, or for resale in connection with, a public offering or distribution thereof;

(f)        Stockholder is either:

(i)        an “accredited investor” (as such term is defined in Rule 501 of Regulation D promulgated under the Act), and has such knowledge and experience in financial and business matters that each is capable of utilizing the information that is available to them concerning Asia Holding Co. to evaluate the risks of investment in Asia Holding Co., and is able to bear the complete loss of its investment in the shares of Asia Holding Co.; or

(ii)        not a “U.S. person” within the meaning of Rule 902 of Regulation S, as presently in effect, under the Act, and is not acquiring the shares of Asia Holding Co. for the account or benefit of any such U.S. person;

(g)        Stockholder was not formed solely to acquire the shares of Asia Holding Co.;

(h)        Stockholder has been advised that the shares of Asia Holding Co. will not be registered under the Act and, accordingly, that, if the Stockholder does not accept Symphony’s offer to purchase the common shares of Asian Holding Co. held by the Stockholder, the Stockholder may not be able to sell or otherwise transfer the shares of Asia Holding Co. when the Stockholder wishes to do so; and

(i)        The certificate or certificates evidencing the shares of Asia Holding Co. will contain a legend indicating that such shares are not registered under the Act and that transfer of such shares is restricted.

6.        Covenants, Representations And Warranties Of The Company.

(a)        The Company hereby represents and warrants to the Stockholder that, as of the date hereof and of any date during the effectiveness of this Agreement:

(i)        it is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the power and authority (corporate or otherwise) and full legal right to execute and deliver this Agreement and perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by it and constitutes a valid and binding agreement enforceable against it in accordance with its terms except (x) as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors’ rights, and (y) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought;

(ii)        it is not in liquidation or receivership and, to the best of its knowledge, no proceedings have been initiated to accomplish its liquidation, bankruptcy, insolvency or receivership;

(iii)        none of the execution and delivery of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the provisions hereof will (A) conflict with or result in any breach of the organizational documents of the Company, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, agreement or other instrument or obligation of any kind to which the Company is a party or by which the Company or any of its properties or assets may be bound, or (C) violate any order, writ, injunction, decree, judgment, statute, role or regulation applicable to the Company or any of its properties or assets; except, in the case of clauses (B) and (C), for violations, breaches and defaults that, individually and in the aggregate, would not materially impair the ability of the Company to perform its obligations hereunder; and

(iv)        the Transaction and the Offer have not been restrained, enjoined or otherwise prohibited or made illegal by any applicable law, including any order, injunction, decree or judgment of any court or other governmental authority; and no such law that would have such an effect has been promulgated, entered, issued or determined by any court or other governmental authority to be applicable to the Transaction or the Offer. No action or proceeding is pending or threatened by any governmental authority or other person before any court or other governmental authority to restrain, enjoin or otherwise prevent the consummation of the Transaction or the Offer, or to recover any material damages or obtain other material relief as a result of the Transaction or the Offer, or that otherwise relates to the application of any such law.

(b)        The Company hereby covenants and agrees with the Stockholder that, during the effectiveness of this Agreement:

(i)        it shall use commercially reasonable efforts to obtain all regulatory, governmental, administrative, and other third party consents or approvals necessary for the consummation of the Transaction;

(ii)        it shall use commercially reasonable efforts, subject to the satisfaction or waiver (if permitted and required) of the conditions precedent to the Exchange Offer, to cause the Exchange Offer to be consummated within the time frames set forth in the Information Statement or as soon thereafter as reasonably practicable;

(iii)        it shall use commercially reasonable efforts to cause Symphony to complete the Offer and all related transactions as described, and within the time frames set forth in, the Information Statement;

(iv)        it shall not, without the prior written consent of the Stockholder: (x) initiate any offer for the Preferred Stock or (y) otherwise seek to restructure or recapitalize, in each case except through the Transaction; and

(v)        it shall not take any action or omit to take any action, which action or omission would result in a material breach of any of the representations and warranties set forth in Section 6(a).

7.        This Agreement will terminate at the end of the Term.

8.        Stockholder agrees to promptly notify Vsource of the number of shares of Preferred Stock acquired by Stockholder, if any, after the date of this Agreement.

9.        This Agreement shall not be assignable by Stockholder without the prior written consent of the Company. This Agreement shall be irrevocable and binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns. Nothing expressed or referred to in this Agreement is intended or shall be construed to give any person other than the parties to this Agreement or their respective heirs, executors, administrators, legal representatives, successors or permitted assigns any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

10.        The parties hereto acknowledge that money damages are an inadequate remedy for breach of this Agreement because of the difficulty of ascertaining the amount of damage that will be suffered by the non-breaching party or parties in the event that this Agreement is breached. Therefore, each of the parties agrees that the non-breaching party or parties may obtain specific performance of this Agreement and injunctive and other equitable relief against any breach hereof, without the necessity of establishing irreparable harm or posting any bond, in addition to any other remedy to which such party may be entitled at law or in equity.

11.        The Stockholder agrees to execute and deliver such documents and take such further actions as the Company from time to time may reasonably request to assure and confirm unto the Company the rights hereby created, or to carry out the intention or facilitate the performance of the terms of this Agreement; provided that such documents and actions shall be subject to usual and customary terms and conditions.

12.        Survival.  The provisions of Sections 10 and 12 will survive the expiration or termination of any commitment hereunder or this Agreement (including any extensions) and the execution and delivery of definitive documentation.

13.         Amendments and Modifications.  This Agreement shall not be amended, modified or supplemented, except with a written instrument signed by the Company and the Stockholder.

14.         Complete Agreement.  This Agreement constitutes the complete agreement between the signatories to this Agreement with respect to the subject matter hereof and supersedes all prior and contemporaneous negotiations, agreements and understandings with respect to the subject matter hereof. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intent of the signatories to this Agreement.

15.        Governing Law.  This Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to its rules on conflicts of laws.

16.        Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement.

17.        No Third-Party Beneficiaries.  Unless expressly stated in this Agreement, this Agreement shall be solely for the benefit of the signatories hereof, and no other person or entity shall be a third-party beneficiary hereof.

[REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

The undersigned understands that the Company will rely upon the representations and agreements set forth in this Agreement in proceeding with the Transaction.

Very truly yours,
STOCKHOLDER
Dated: August , 2004
Signature
Printed Name and Title (if applicable)
Shares of stocked owned:
Common Stock:
Series 1-A Preferred Stock:
Series 2-A Preferred Stock:
Series 4-A Preferred Stock:
Options to acquire Vsource Common Stock:
Warrants to acquire Vsource Common Stock:

Acknowledged and agreed

as of the date first above written:

VSOURCE, INC.

Signature

Dennis M. Smith

Chief Financial Officer